Exhibit B.9: Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at www.cibc.com. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2004 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.